SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

PTGi Holding, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

741929301
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
X	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741929301	13G/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Phaeton International (BVI) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER Warrants to purchase 81,846 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER Warrants to purchase 81,846 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to purchase 81,846 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.57%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 741929301	13G/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Phoenix Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER Warrants to purchase 118,154 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER Warrants to purchase 118,154 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to purchase 118,154 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.82%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 741929301	13G/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Morgens, Waterfall, Vintiadis & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER Warrants to purchase 200,000 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER Warrants to purchase 200,000 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to purchase 200,000 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.39%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 741929301	13G/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Edwin H. Morgens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER Warrants to purchase 200,000 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER Warrants to purchase 200,000 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to purchase 200,000 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.39%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 741929301	13G/A	Page 6 of 9 Pages

Item 1(a).	NAME OF ISSUER
PTGi Holding, Inc. (the "Company")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
460 Herndon Parkway, Suite 150, Herndon, VA 20170

Item 2(a).	NAME OF PERSON FILING

This Schedule 13G/A is filed jointly by (a) Phaeton International (BVI) Ltd. ("Phaeton"), (b) Phoenix Partners, L.P. ("Phoenix"), (c) Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens Waterfall") and (d) Edwin H. Morgens ("Morgens" and together with the persons listed in (a) through (d), the "Reporting Persons").

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The business address of each of the Reporting Persons is 600 Fifth Avenue, 27th Floor, New York NY 10020.

Item 2(c).	CITIZENSHIP
Phoenix is a limited partnership organized under the laws of the State of New York. Phaeton is an exempted company organized in British Virgin Islands. Morgens Waterfall is a corporation organized under the laws of the State of New York. Morgens is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, $0.001 par value ("Common Stock")

Item 2(e).	CUSIP NUMBER
741929301

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 741929301	13G/A	Page 7 of 9 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________________________

Item 4.	OWNERSHIP

The percentages used to calculate beneficial ownership are based upon the (i) 14,218,823 shares of Common Stock that were outstanding as of October 31, 2013 as reported by the Company in its Form 10-Q for the quarterly period ended September 30, 2013, filed on November 8, 2013 and (ii) 200,000 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned upon exercise within 60 days of derivative securities currently owned by the Reporting Persons. Pursuant to Rule 13d-3(d)(1)(i) the number of issued and outstanding shares of Common Stock assumes that each other shareholder of the Company does not exercise herein within 60 days.

The information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

CUSIP No. 741929301	13G/A	Page 8 of 9 Pages

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 741929301	13G/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 29, 2014

/s/ Edwin H. Morgens
Name:	Edwin H. Morgens,
as attorney-in-fact for the Reporting Persons